File No. 82-5215

㊅松井証券
ネットストック

03 NOV 24 AM 7:21

Nov 19, 2003

03037655

SUPPL

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Matsui Securities Co., Ltd. – 12g3-2(b) exemption
FILE NO. 82-5215

Dear Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. Report as to Acquisition of Its Own Shares by the Company in October 2003 (For the period from October 1, 2003 to October 31, 2003).
2. Amendment Report to the "Report as to Acquisition Of Large Proportion of Shares"
3. Report on the additional changes to The "Report as to Acquisition Of Large Proportion of Shares"

If you have any further questions or requests for additional information please do not hesitate to contact Shinichi UZAWA at 011-813-3281-3119 (telephone), 011-813-3281-1985 (facsimile) or s-uzawa@matsui.co.jp (E-mail).

Very truly yours,

PROCESSED
DEC 03 2003
THOMSON FINANCIAL

Matsui Securities Co., Ltd.

By [signature]

Name: Hirohito IMADA
Title: Director,
Finance Department

11/25

File No. 82-5215

(Summary translation)

Report as to Acquisition of Its Own Shares By the Company In October 2003

(From October 1, 2003 through October 31, 2003)

Matsui Securities Co., Ltd.

1-20-7, Nihombashi, Chuo-ku, Tokyo, Japan

Filed to the Director of the Kanto Local Finance Bureau

On November 7, 2003

Target Shares: Common Stock

1 Status of Acquisition

(1) Status of purchase resolved by the general shareholders' meeting

As of October 31, 2003

	Number of shares		Total amount (Yen)
Resolution of the general shareholders' meeting (Resolved on June 22, 2003)		2,000,000	1,500,000,000
Acquisition during the report month (Date of acquisition)	–	–	–
Total	–	–	
Accumulated number of treasury stock acquired as of the end of report month		–	–
Percentage of accumulated number of treasury stock acquired to the total number of shares resolved		–	–

Note 1: The "treasury stock" in this table excludes odd-lot shares purchased by the Company to reply the request from shareholders of these odd-lot shares.

Note 2: The number of shares resolved by the general shareholders' meeting according to the Article 210, Item 1 of the Commercial Code is 2.3% of the total number of shares outstanding as of the date of resolution.

(2) Status of purchase from the Company's subsidiary

No relevant item.

(3) Status of purchase of the treasury stock for retirement by the revaluation surplus for land

No relevant item.

2 Status of Disposition

No relevant item.

3 Status of Holding

As of October 31, 2003

	Number of shares
Total shares outstanding	88,227,629
Treasury stock held by the Company	–
Treasury stock held by the Company for the retirement by the revaluation surplus for land	–

Note: The "treasury stock" in this table excludes odd-lot shares purchased by the Company to reply the request from shareholders of these odd-lot shares.

File No. 82-5215

(Summary Translation)

Amendment Report to the "Report as to Acquisition Of Large Proportion of Shares"

Matsui Securities Co., Ltd.
1-20-7, Nihombashi, Chuo-ku, Tokyo, Japan

Filed with the Director of the Kanto Local Finance Bureau
on October 30, 2003

Note 1: This report amends an erroneous description in the "Report as to acquisition of Large Proportion of Shares" filed with the Director of the Kanto Local Finance Bureau on May 29, 2003.

Note 2: The Original_error is shown by underlined type while the **amendment** to it is shown by underlined, bold-faced type.

1. Details of Shares acquired

Issuer's name: Japan Future Information Technology and Systems Co., Ltd

Stock exchanges listed: OTC market of Japan Securities Dealers Association (Code: 4836)

Address of holders' headquarters:

3-2-1, Kinshicho, Sumida-ku, Tokyo, Japan

2. Holder of the shares

Holder's name: Matsui Securities Co., Ltd

Representative person of the holder:

Michio Matsui: President, Chief Executive Officer and Representative Director

Holder's business: Securities brokerage

Address of holders' headquarters:

1-20-7 Nihombashi, Chuo-ku, Tokyo, Japan

3. Purpose of acquisition

Reinforcement of business relationship

4. Percentage of shares owned by the holder to the total number of shares outstanding

The holder owns 1,654 shares as of May 27, 2003, which is 5.02% of total 32,970 shares outstanding. (Note: Total number of shares is the one as of December 6, 2002)

5. Acquisitions and sell-offs of shares in the last 60 days

	Category of equity	Quantity	Acquisitions / Sell-off
May 14, 2003	Stock	1	Acquisition
May 16, 2003	Stocks	2	Acquisition
May 21, 2003	Stocks	4	Acquisition
May 22, 2003	Stocks	4	Acquisition
May 23, 2003	Stocks	2	Acquisition
May 27, 2003	Stocks	8	Acquisition

(Original)

6. Significant contracts like hypothecate for the acquired shares

(A blank)

(Amendment)

6. Significant contracts like hypothecate for the acquired shares

1,600 shares out of 1,654 shares owned by the Company are deposited with Japan Securities Clearing Corporation as substitute securities for the spot transaction-clearing fund.

7. Financial sources for the acquisition

The capital used for the acquisition is 545,996 thousand Yen, all of which are out of the holder's own fund.

File No. 82-5215

(Summary Translation)

Report on the additional changes to The "Report as to Acquisition Of Large Proportion of Shares"

Matsui Securities Co., Ltd.
1-20-7, Nihombashi, Chuo-ku, Tokyo, Japan

Filed with the Director of the Kanto Local Finance Bureau
On October 28, 2003

The Securities Exchange Law of Japan requires those entities to report to the financial authorities when the percentage of shares of other Companies owned by them exceeds 5% of the total number of shares outstanding and also when afterward the percentage changes over 1%.

The Company previously filed the "Report as to Acquisition of Large Proportion of Shares" on May 29, 2003 for the acquisition of shares of Japan Future Information Technology and Systems Co., Ltd, which made the percentage of shares owned by the Company 5.02% of the total number of shares outstanding. We file herein the "Report on the Additional Changes" to this "Report as to Acquisition of Large Proportion of Shares" concerning the change of this ratio of stock holding which was previously reported.

Note: We amended this "Report on the Additional Changes" on October 30, 2003 to correct an erroneous description by filing the "Amendment Report" with the Director of the Kanto Local Finance Bureau. The translation of the "Report on the Additional Changes" we here file is the one which reflects this correction.

1. Details of Shares acquired

Issuer's name: Japan Future Information Technology and Systems Co., Ltd

Stock exchanges listed: OTC market of Japan Securities Dealers Association (Code: 4836)

Address of holders' headquarters:

3-2-1, Kinshicho, Sumida-ku, Tokyo, Japan

2. Holder of the shares

Holder's name: Matsui Securities Co., Ltd (established on March 20, 1931)

Representative person of the holder:

Michio Matsui: President, Chief Executive Officer and Representative Director

Holder's business: Securities brokerage

Address of holders' headquarters:

1-20-7 Nihombashi, Chuo-ku, Tokyo, Japan

3. Purpose of acquisition

Reinforcement of business relationship

4. Percentage of shares owned by the holder to the total number of shares outstanding

The holder owns 2,098 shares, which is 6.35% of total 33,051 shares outstanding.

(Note: Total number of shares is the one as of June 19, 2003)

5 Acquisitions and sell-offs of shares in the last 60 days

	Category of equity	Quantity	Acquisitions / Sell-off
August 26, 2003	Stocks	2	Acquisition
August 28, 2003	Stocks	8	Acquisition
September 4, 2003	Stocks	8	Acquisition
September 5, 2003	Stocks	11	Acquisition
September 9, 2003	Stocks	13	Acquisition
September 10, 2003	Stocks	10	Acquisition

September 11, 2003	Stocks	8	Acquisition
September 12, 2003	Stocks	10	Acquisition
September 16, 2003	Stocks	5	Acquisition
September 17, 2003	Stocks	13	Acquisition
September 18, 2003	Stocks	12	Acquisition
October 23, 2003	Stocks	125	Acquisition

6. Significant contracts like hypothecate for the acquired shares

1,600 shares out of 2,098 shares owned by the Company are deposited with Japan Securities Clearing Corporation as substitute securities for the spot transaction-clearing fund.

7. Financial sources for the acquisition

The capital used for the acquisition is 657,959 thousand Yen, all of which are out of the holder's own fund.